Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 19, 2020

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Mortgage Opportunity Fund Inc.

Registration Statement on Form N-2, File Nos. 811-22369, 333-236154

Dear Ms. Dubey:

On behalf of Western Asset Mortgage Opportunity Fund Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 13, 2020 relating to the above-referenced registration statement on Form N-2 originally filed with the Commission on January 29, 2020, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

If the Fund intends to rely on the optional internet availability of investment company shareholder reports pursuant to Rule 30e-3 under the Investment Company Act, please add the appropriate disclosure on page ii of the Prospectus.

In response to the Staff’s comment, the Fund has incorporated the requested disclosure.

2.	Regarding the sub-section titled “Prospectus Summary—Recent Developments” on page 1 of the Prospectus, please revise the disclosure to remove “will” from the first sentence of the second paragraph.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

Securities and Exchange Commission	March 19, 2020

3.

Regarding the sub-section titled “Prospectus Summary—Investment Objectives and Strategies” on page 2 of the Prospectus, please disclose whether the Fund invests in junior and/or equity tranches of mortgage-backed securities (“MBS”) as a principal strategy.

In response to the Staff’s comment, the Fund has added the requested disclosure. The Fund confirms that it does invest in junior and equity tranches of MBS as a principal strategy.

4.

Regarding the sub-section titled “Prospectus Summary—Investment Objectives and Strategies” on page 2 of the Prospectus, please clarify how inverse floating rate securities are appropriately categorized as MBS for purposes for the Fund’s 80% policy.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

5.

Regarding the sub-section titled “Prospectus Summary—Investment Objectives and Strategies” beginning on page 2 of the Prospectus, please disclose in the second paragraph on page 3 if Managed Assets includes assets attributable to derivatives.

The Fund confirms that Managed Assets does not include assets attributable to derivatives that are not a part of the Fund’s net assets. As such, the Fund respectfully declines to revise its disclosure in the response to this comment.

6.

Regarding the sub-section titled “Prospectus Summary—Investment Objectives and Strategies” beginning on page 2 of the Prospectus, please disclose in the third paragraph on page 3 that the derivatives counted towards the Fund’s 80% policy are valued based on market value.

In response to the Staff’s comment, the Fund has added the requested disclosure.

7.

The disclosure on page 10 under the sub-section titled “Prospectus Summary—Special Risk Considerations—Risks Related to the Fund—Below Investment Grade (‘High Yield’ or ‘Junk’) Securities” states that the Fund “will invest a substantial portion of its assets in MBS that were originally rated AAA, but subsequently have been downgraded to below investment grade.” Please include this disclosure in the fourth paragraph on page 3 in the sub-section titled “Prospectus Summary—Investment Objectives and Strategies” beginning on page 2 of the Prospectus.

In response to the Staff’s comment, the Fund has added the requested disclosure.

8.

In the sub-section titled “Prospectus Summary—Investment Objectives and Strategies” beginning on page 2 of the Prospectus, please disclose on page 3 the maturity and duration policies, if any, with respect to the Fund’s debt investments.

In response to the Staff’s comment, the Fund has added the requested disclosure. The Fund confirms that it may invest in debt investments of any maturity and duration.

9.

Regarding the sub-section titled “Prospectus Summary—Leverage” beginning on page 4 of the Prospectus, if Managed Assets includes assets attributable to derivatives, please revise the disclosure in the second to last paragraph on page 5 to include periods when the Fund is using leverage through derivatives.

The Fund respectfully declines to revise its disclosure in the response to this comment. See response to Comment 5.

Securities and Exchange Commission	March 19, 2020

10.

If Managed Assets includes assets attributable to derivatives, please add disclosure on page 5 of the Prospectus regarding the conflicts of interest that may arise due to the Fund’s use of leverage, including through derivatives, when the investment adviser gives input to the Fund’s board of directors regarding the Fund’s use of leverage.

The Fund respectfully declines to revise its disclosure in the response to this comment. See response to Comment 5.

11.

The disclosure in the sub-section titled “Prospectus Summary—Derivatives” on page 5 of the Prospectus states that “[t]he Fund may sell certain equities or fixed income securities short.” Please confirm that interest and dividend expenses on short sales are included in the fee table.

The Fund confirms that it has not recently incurred any interest and dividend expenses on short sales. Therefore, such expenses are not included in the fee table. The Fund confirms that a line item would be added to future fee tables if the Fund incurs such expenses in the future.

12.

Regarding the sub-section titled “Prospectus Summary—Investment Manager” beginning on page 6 of the Prospectus, if Managed Assets includes assets attributable to derivatives, please disclose how derivatives are valued for purposes of calculating Managed Assets.

The Fund respectfully declines to revise its disclosure in the response to this comment. See response to Comment 5.

13.

The disclosure in the sub-section titled “Prospectus Summary—Special Risk Considerations—Risks Related to the Fund—Market Price Discount from Net Asset Value Risk” on page 8 of the Prospectus states that “[t]here is no assurance that this premium will continue after the date of this Prospectus or that the Fund’s Common Stock will trade at a discount.” Please revise this sentence for clarity.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

14.

The disclosure in the sub-section titled “Prospectus Summary—Special Risk Considerations—Risks Related to the Fund—Investment Focus” on page 12 of the Prospectus states that “[t]he Fund will be affected to a greater degree by events affecting the MBS and mortgage whole loan market[.]” Please disclose in the Prospectus that the Fund will concentrate its investments in the MBS industry per Item 8.2.b.(2) of Form N-2.

In response to the Staff’s comment, the Fund has added the requested disclosure.

15.

In the section titled “Summary of Fund Expenses” on page 17 of the Prospectus, please disclose whether the investment adviser may recoup any portion of the waived annual management fees. If so, briefly describe the terms of the recoupment, including that the recoupment is only permitted within three years of the time of the waiver, and that any recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recoupment.

The Fund confirms that the investment adviser may not recoup any portion of the waived annual management fees.

Securities and Exchange Commission	March 19, 2020

16.	In the example on page 18 of the Prospectus, please revise the disclosure to state that the example assumes the Fund’s use of leverage in an aggregate amount equal to 32% of the Fund’s Managed Assets.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

17.

In the example on page 18 of the Prospectus, please revise the disclosure to state that the example assumes “Total Annual Expenses” of 3.18% of net assets attributable to Common Stock in years one and three and 3.48% of net assets attributable to Common Stock in years five and ten.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

18.

In the example on page 18 of the Prospectus, please revise the table to provide hypothetical expenses that an investor would pay on a $1,000 investment in Common Stock. It appears that it was calculated based on a $10,000 investment in Common Stock.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

19.	Regarding the section titled “Senior Securities” on page 22 of the Prospectus, please correct the last column of the table to reference footnote 2.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

20.	Please confirm that all relevant changes noted above have also been made in the section entitled “The Fund’s Investments” beginning on page 24 of the Prospectus.

The Fund confirms that all relevant changes noted above have also been made in the section entitled “The Fund’s Investments” of the Prospectus.

21.

Please confirm that the investments listed in the section titled “The Fund’s Investments—Portfolio Composition” beginning on page 26 of the Prospectus are principal investments or, in the alternative, distinguish between principal and non-principal investments.

The Fund respectfully declines to revise its disclosure in response to this comment. The Fund notes that Item 8.2.b.(1) of Form N-2 requires that the Fund concisely describe its investment objectives and policies that will constitute its principal portfolio emphasis, including the “types of securities in which the Registrant invests or will invest principally[.]” The Fund believes that its disclosure is consistent with the requirements of this item.

Securities and Exchange Commission	March 19, 2020

22.

The disclosure in the sub-section titled “The Fund’s Investments—Portfolio Composition—Mortgage Whole Loans” on page 28 of the Prospectus states that “[w]hen the Fund invests directly or indirectly in whole loans, it typically purchases all rights, title and interest in the loans pursuant to a loan purchase agreement directly from the platform or its affiliate.” Please provide the amount of the Fund’s assets that will be invested in peer-to-peer lending platforms.

The Fund confirms that none of its assets will be invested in peer-to-peer lending platforms. The Fund may, however, invest in securities of asset-backed issuers where the securitization is backed by consumer loans.

23.	Per Item 8.3.a. of Form N-2, please distinguish principal and non-principal risks in the section titled “Risks” beginning on page 39 of the Prospectus.

The Fund respectfully declines to revise its disclosure in the response to this comment. The Fund notes that Item 8.3.a. of Form N-2 requires that the Fund “discuss the principal risk factors associated with investment in the Registrant specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Registrant’s[.]” The Fund believes that its disclosure is consistent with the requirements of this item by ordering its risk factors to ensure that the proper emphasis is placed on the risk factors that are considered to be the most pertinent to the Fund and its investment strategies.

24.

The disclosure in the sub-section titled “Risks—Interest Rate Risk” beginning on page 47 of the Prospectus references the London Interbank Offered Rate (“LIBOR”). If the discontinuation of LIBOR is a principal risk of the Fund, please add appropriate principal risk disclosure. Please refer to the “Staff Statement on LIBOR Transition” on July 12, 2019.

The Fund confirms that the discontinuation of LIBOR is not a principal risk of the Fund.

25.	Per Item 9.1.b.(4) of Form N-2, please provide the period covered by the stockholder report referenced in the sub-section titled “Management of the Fund—Advisory Fees” on page 71 of the Prospectus.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

26.

The disclosure in the section titled “Dividend Reinvestment Plan” on page 79 of the Prospectus states that “[p]lan participants who sell their shares will be charged a service charge (currently $5.00 per transaction) and the Plan Agent is authorized to deduct brokerage charges actually incurred from the proceeds (currently $0.05 per share commission).” The Staff believes that such service charge is a dividend reinvestment plan fee. As such, per Instruction 4 to Item 3.1 of Form N-2, please reflect this fee in the table in the section titled “Summary of Fund Expenses” on page 17 of the Prospectus.

The Fund believes that this service charge is not a dividend reinvestment plan fee, as the service charge is not charged in order for a stockholder to participate in the dividend reinvestment plan but instead when such stockholder elects to sell any shares obtained pursuant to the dividend reinvestment plan. A stockholder that participates in the dividend reinvestment plan but never elects to sell its shares will not be charged this service charge. As a result, this service charge is not a “fee charged to participating shareholder accounts” since not all shareholders are charged

Securities and Exchange Commission	March 19, 2020

this fee to participate in the dividend reinvestment plan. The Fund has revised the footnotes to the table to clarify that the “None” indicated in the line item for “Dividend Reinvestment Plan Fees” refers only to fees charged to participate in the plan and does not address additional fees charged in connection with sales of shares acquired under the plan.

27.

Regarding the section titled “Certain Provisions in the Charter and Bylaws—Maryland Control Share Acquisition Act” on page 85 of the Prospectus, please include disclosure showing awareness of the Staff’s position that, if a fund opts in to the Maryland Control Share Acquisition Act (“MCSAA”), such action is inconsistent with Section 18(i) of the Investment Company Act.

As the Fund has not opted in to the MCSAA, the Fund believes that the requested language is not relevant to the Fund and its inclusion could confuse stockholders. As such, the Fund respectfully declines to incorporate the requested disclosure in the response to this comment.

28.	In the section titled “Repurchase of Fund Shares” on page 86 of the Prospectus, please disclose whether the Fund’s board of directors has authorized a specific share repurchase plan.

The Fund respectfully declines to revise its disclosure in the response to this comment. The Fund’s Board of Directors had authorized the Fund to repurchase shares of the Fund’s Common Stock at such times and in such amounts as Fund management reasonably believes may enhance stockholder value. Although there are no immediate, specific plans for the Fund to repurchase shares, that may change based on market conditions. The Fund will seek to ensure that any such repurchases will be done in compliance with applicable law.

29.

In the section titled “Certain United States Federal Income Tax Considerations” beginning on page 87 of the Prospectus, please add the following disclosure on page 88: “The Fund’s distributions that contain a return of capital should not be considered a dividend yield or total return of an investment in the Fund’s Common Stock. Stockholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Stockholders should not assume that the source of a distribution from the Fund is net profits.”

In response to the Staff’s comment, the Fund has incorporated the requested revision with a few minor changes to the disclosure.

30.	Please confirm whether you have received a conditional no objection letter from the Financial Industry Regulatory Authority (“FINRA”).

The Fund has not yet received a conditional no objection letter from FINRA but is in the process of seeking such letter.

Securities and Exchange Commission	March 19, 2020

31.	Please confirm that all relevant changes noted above have also been made in the Form of Prospectus Supplement.

The Fund confirms that all relevant changes noted above have also been made in the Form of Prospectus Supplement.

32.

Per Sections 8(b)(1)(f) and 13(a)(2) of the Investment Company Act, please add the Fund’s investment restrictions on the purchase and sale of real estate in the section titled “Investment Restrictions” on page 1 of the Statement of Additional Information.

In response to the Staff’s comment, the Fund has added the requested disclosure.

33.

The disclosure on page 2 in the section titled “Investment Restrictions” beginning on page 1 of the Statement of Additional Information states that, “[f]or purposes of applying the limitation set forth in subparagraph (4) above, securities of the U.S. government, its agencies or instrumentalities and securities backed by the credit of a U.S. governmental entity are not considered to represent industries.” Please revise the disclosure to exclude agency issuers of MBS from this restriction.

In response to the Staff’s comment, the Fund has incorporated the requested revision by adding disclosure that, for purposes of subparagraph (4), U.S. agency mortgage-backed pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation are considered by the Fund to be MBS.

34.

Regarding the disclosure in the section titled “Investment Restrictions” beginning on page 1 of the Statement of Additional Information, please revise the disclosure in the fourth paragraph on page 2 to reflect that the Fund does concentrate its investments in the MBS industry.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

35.

The disclosure in the section titled “Management of the Fund—Responsibilities of the Board of Directors—Audit Committee” beginning on page 33 of the Statement of Additional Information states that the Audit Committee met twice during the fiscal year ended December 31, 2018. Please revise the disclosure on page 34 of the Statement of Additional Information to reflect the number of meetings during the fiscal year ended December 31, 2019.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

36.

Per Item 20.1.c.(1) of Form N-2, please include fees paid to the sub-advisers in the section titled “Investment Manager—Investment Manager and Subadviser” on page 39 of the Statement of Additional Information.

The Fund respectfully declines to revise its disclosure in the response to this comment. The Fund notes that Item 20.1.c(1) of Form N-2 requires the Fund to disclose the dollar amounts “paid to the adviser by the Registrant[.]” No advisory fees are paid by the Fund directly to the subadvisers.

Securities and Exchange Commission	March 19, 2020

37.

Please revise the disclosure on page 41 in the section titled “Investment Manager—Proxy Voting Policies” beginning on page 40 of the Statement of Additional Information to remove the reference to Appendix D.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

38.

Per Item 19.2 of Form N-2, please disclose on page 55 of the Statement of Additional Information the name, address and percentage of ownership of each person who is known by the Fund to own of record or beneficially five percent or more of any class of the Fund’s outstanding equity securities.

The Fund confirms that, to its knowledge, no person owns of record or beneficially five percent or more of any class of the Fund’s outstanding equity securities. The Fund has added disclosure to this effect in the Statement of Additional Information.

39.

Per Item 19.3 of Form N-2, please disclose on page 55 of the Statement of Additional Information all equity securities of the Fund owned by all officers, directors and members of the advisory board of the Fund as a group.

The Fund confirms that the directors and officers of the Fund as a group owned less than 1% of the Fund’s Common Stock. The Fund has added disclosure to this effect in the Statement of Additional Information.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	David W. Blass, Simpson Thacher & Bartlett LLP

George Hoyt, Legg Mason